UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On January 3, 2022, the Registrant issued a press release: “Silicom’s fourth quarter & full year 2021 results release scheduled for January 27, 2022”.

Attached hereto are the following exhibits:

Exhibit 99.1          Press Release

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: January 3, 2022	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer